Exhibit 7.1

FOR IMMEDIATE RELEASE

Beacon Solutions Announces FY 2009 and FY 2010 Guidance

LOUISVILLE, KY; CINCINNATI, OH; COLUMBUS, OH; February 24, 2009. Beacon Enterprise Solutions Group, Inc. (OTCBB Stock Symbol: BEAC) today provided guidance for FY 2009 and FY 2010, ending 9/30/09 and 9/30/10 respectively.

As a result of recently announced multi-year service contracts, the Company is currently expecting annual revenue in FY 2009 to exceed $16 million, which would represent year over year revenue growth of approximately 170%. The Company expects to transition to sustainable profitability in the current year and anticipates operating income for the fourth quarter of FY 2009 to exceed $1 million.

The Company expects global demand for network infrastructure cost containment and related management services to increase in the coming years as enterprise customers continue to pursue initiatives to improve efficiency and profitability. The Company has experienced a significant increase in this segment of its business and sees sustainable growth opportunities, both domestic and global, in the coming years. For FY 2010 the Company is expecting revenue within a broad range of $32.1 million to $47.5 million, which would represent continued year over year revenue growth of approximately 100% to 190%. The Company anticipates net operating income at this level in a range of $3.1 million to $4.6 million and resulting earnings per share, based upon the Company’s current common and preferred shares outstanding, of between $0.14 and $0.22.

FY 2009 guidance is based upon a combination of the current implementation schedule of recently announced multi-year contracts, anticipated revenue levels from other business segments including network design and engineering services, application development and telecom sales, service and installations and the expected implementation schedules for pending contracts that have not yet been announced. FY 2010 guidance is based upon each of these contributing factors in addition to new business opportunities consisting primarily of multi-year infrastructure management service agreements that are currently at various stages of development.

This guidance is intended to update and supersede all prior guidance. Management will continue to evaluate its business outlook as necessary and communicate changes on a quarterly basis or as otherwise appropriate.

The Company will hold a conference call to discuss its first quarter financial results, operating activities and guidance for FY 2009 and FY 2010 today at 11:00 am, Eastern Standard Time. The teleconference can be accessed by calling 888-495-3916 and entering conference ID # 86010332. Participants outside of the U.S. and Canada can join by calling 706-643-6269 and entering the same conference ID.

About Beacon Enterprise Solutions Group Inc.:

Beacon Enterprise Solutions is a single source provider for voice and data system design, installation and service. Through an integrated team approach, Beacon offers customers everything to make their communications run, from telecom infrastructure design, to software development, to voice/data/security system integration, system installation and maintenance, in addition to long distance, VoIP and Internet access service. Beacon’s client roster includes state and local agencies, educational institutions, and over 4,000 companies ranging in size from mid-sized companies to the Fortune 500. While Beacon services customers globally, it is headquartered in Louisville, Ky., and has offices in Cincinnati and Columbus, Ohio; and Mangalore, India. Beacon is publicly traded (OTCBB Stock Symbol: BEAC). For more information, please visit www.askbeacon.com or contact the company at 502-657-3500, the company’s investor relations firm, Chesapeake Group at 410-825-3930 or investors@askbeacon.com.

This press release contains “forward looking statements.” Expressions of future goals and similar expressions reflecting something other than historical fact are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements may include, without limitation, statements about our market opportunity, strategies, competition, expected activities and expenditures as we pursue our business plan. Although we believe that the expectations reflected in any forward looking statements are reasonable, we cannot predict the effect that market conditions, customer acceptance of products, regulatory issues, competitive factors, or other business circumstances and factors described in our filings with the Securities and Exchange Commission may have on our results. The company undertakes no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this press release.

Source: Beacon Enterprise Solutions Group, Inc.
IR Contact: Kevin Holmes, 410-825-3930, investors@askbeacon.com

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